Filed By Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.

Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

NEWS RELEASE

For Immediate Release

North American design firms Stantec and The Keith Companies to combine
Stantec to obtain US Listing

EDMONTON, AB and IRVINE, CA (April 14, 2005) TSX:STN; NASDAQ:TKCI

Stantec (TSX:STN) and The Keith Companies (NASDAQ:TKCI) announced today that they have entered into an agreement to combine the two firms. The agreement, which has been approved by the boards of directors of Stantec and The Keith Companies (TKC), will help both companies realize strategic business goals benefiting employees, clients, and shareholders.

TKC shareholders will receive approximately US$22.00 per share in cash, Stantec common shares, or a combination of cash and Stantec common shares. The transaction is expected to be accretive to Stantec’s earnings while significantly strengthening the firm’s presence in the US by adding 10 locations throughout southern California and approximately 850 employees. TKC also has offices in Portland, Oregon; Las Vegas, Nevada; Phoenix, Arizona; Houston, Texas; Salt Lake City, Utah; and Ann Arbor, Michigan. Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, and project management and has over 4,200 employees in 50 locations throughout North America.

Summary of the Transaction

•	Stantec will acquire TKC through a merger of TKC into a wholly owned US subsidiary of Stantec.

•	Pursuant to the merger agreement, each share of TKC common stock will be exchanged for the following:

–	US$11.00 in cash

–	0.23 Stantec shares (which was worth US$5.33 based on Stantec’s closing price on April 14, 2005), and

–	US$5.50 worth of Stantec shares to be calculated by dividing US$5.50 by the simple average of the weighted average sales price of the Stantec common shares on the Toronto Stock Exchange (TSX) for each of the 20 trading days ending on the second trading day prior to the closing of the merger, converted into US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day.

•	TKC shareholders will have the option to elect to receive their merger consideration in cash, Stantec common shares, or a combination of cash and Stantec common shares, in each case subject to proration.

•	In connection with the merger agreement Stantec will become a US Securities and Exchange Commission (SEC) registrant and on completion of the transaction, Stantec’s common shares will be listed on both the Toronto Stock Exchange (TSX) and a major US stock exchange.

•	The transaction is subject to customary conditions, including approval of the transaction by TKC’s shareholders and expiration of the waiting period under the Hart Scott Rodino Act. Stantec’s shareholders will not be required to vote on the transaction.

•	Stantec has entered into a shareholder support agreement with TKC’s Chairman & Chief Executive Officer whereby he has agreed to vote his shares of TKC common stock in favor of the merger.

•	The merger agreement contemplates that Aram Keith, TKC Chairman & CEO will become a director of Stantec following completion of the transaction.

•	In certain circumstances, TKC will pay Stantec a breakup fee in the amount of US$3 million plus expenses if TKC terminates the merger agreement.

•	The transaction is expected to close in the third quarter of 2005.

“The addition of TKC will increase the revenue of our operations in the United States by approximately seventy per cent—based on 2004 numbers,” says Tony Franceschini, Stantec President & CEO. “The combination of Stantec and TKC will make up one of the most diversified design firms in North America and a leading urban land development services group.”

In 2004 TKC’s revenues were US$105.3 million (C$137.7 million) and Stantec’s revenues were C$520.9 million (US$398.4 million).

“With TKC, Stantec will gain a strong presence in California—a key market in North America—and an opportunity to lever this local base to cross sell our public sector services in Transportation and Environment,” adds Franceschini. “This is a key strategic move in our plan to become a top 10 global design firm.”

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, and project management and supports public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Stantec’s services are offered through more than 4,200 employees operating out of approximately 50 locations in North America and the Caribbean.

“This is an exciting transaction for The Keith Companies’ employees, clients, and shareholders,” says Aram Keith, TKC Chairman and CEO. “Joining Stantec will substantially accelerate our growth plans and make TKC a part of a North American firm with a widely diversified service offering. Our employees will have access to more service specialists, experts, and greater technological resources while our clients will gain access to a wider range of services.”

“Our shareholders will receive an immediate premium upon the close—Stantec’s offer represents an approximate 30% premium to TKC’s closing price on April 14—and they will have the opportunity to reinvest in the combined company and take advantage of the revenue and cost synergies that should result from the combination,” adds Keith.

TKC, headquartered in Irvine, California is a multi-disciplined engineering and consulting services company. With over 850 staff, TKC provides a wide spectrum of skilled resources including land planning, engineering, surveying, mapping, environmental studies, and water and cultural resources. Additionally, TKC provides mechanical, electrical, chemical, power/energy engineering, and other industrial engineering services to design and improve the efficiency and reliability of automated and manufacturing processes, production lines, and fire protection systems. TKC benefits from a diverse public and private client base varying from residential and commercial real estate projects to institutional, manufacturing, and processing facilities.

In connection with the transaction, Stantec plans to list its shares on a major US stock exchange, while maintaining its listing on the Toronto Stock Exchange. The issuance of Stantec shares in connection with the transaction is also subject to the approval of the TSX. The TSX has neither approved nor disapproved the contents of this release.

Conference Call for Analysts and Investors
The management teams from Stantec and TKC will be holding a conference call for analysts and investors to discuss the proposed acquisition. The call will be held tomorrow morning (Friday, April 15) at 8:00 AM EDT (6:00 AM MDT; 5:00 AM PDT).

The live discussion can be accessed by dialing (800) 374-1207.

A webcast of the analyst and investor conference call will also be available on the Internet at www.stantec.com/keithco, www.keithco.com, and www.stantec.com. There will be a replay of the webcast available on the websites for those shareholders and analysts who are unable to listen to the live call.

Additional Information and Where to Find It
In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

And from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this press release include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this press release.

Stantec Contacts Media Jay Averill Tel: (780) 917-7441 javerill@stantec.com Investor Simon Stelfox Tel: (780) 917-7288 sstelfox@stantec.com	The Keith Companies Contacts Aram Keith TKC Chairman & CEO Tel: (949) 923-6001 Financial Relations Board Tricia Ross Tel: (617) 520-7064

Visit www.stantec.com/keithco (will be posted live at 6:00 PM Eastern Time)